

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2018

Vered Caplan
Chief Executive Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

      Re: Orgenesis Inc.
           Registration Statement on Form S-3
           Filed March 19, 2018
           File No. 333-223777

Dear Ms. Caplan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: David Aboudi